                              Filed by InfoSpace, Inc.
                              Pursuant to Rule 425 Under the Securities Act of
                                 1933
                              And Deemed Filed Pursuant to Rule 14a-12 Under the
                                 Securities Exchange Act of 1934
                              Subject Company:  Go2Net, Inc. (Commission File
                                 No. 001-12883)

SLIDES SHOWN TO INFOSPACE AND GO2NET EMPLOYEES AT MEETING TO DISCUSS THE MERGER HELD ON JULY 27, 2000:

                            InfoSpace In Every Space

Transaction Highlights

 . Creates the global infrastructure powerhouse delivering a private-label, integrated platform of applications and services for narrowband, wireless and broadband devices

 .  Immediately accretive on all financial metrics

 .  Accelerates the network effect between consumers and merchants

 . Strong position in 4 massive markets: consumer, merchant, wireless and broadband

 . Significant business model synergies accelerate revenue growth and extend technology leadership

 .  World-class, proven management team strengthens execution capability

 .  Exceptional financial position

Immediate Synergies

     Wireless
     --------

 .  Integration of payment processing platform with single click purchasing

 . Strength in new areas such as interactive games which are key drivers for broadband

 .  Broadband capabilities keep INSP ahead of curve for 3G wireless

     Consumer
     --------

 . Cross-selling in key service offerings (search, directory, shopping, community, finance, games, etc.)

 .  Increased distribution and reach

     Merchant
     --------

 .  Cross-sell into 1.6 million merchants today

 . Combine INSP merchant platform, including electronic promotions functionality with GNET transaction processing platform to enable the merchant through the complete commerce transaction lifecycle

     Broadband
     ---------
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 .  Leverage INSP relationships with telecommunications providers to upsell broadband platform applications and services

Accelerating the Network Effect

 .  Acquire merchants and customers

 .  Expand services

 .  Add partners

Expanding Our Opportunity

                                                 Users and Merchants
                     ---------------------------------------------------------------------------
                                            Integrated Technology Platform
                     ---------------------------------------------------------------------------
Target Markets       Consumer                   Merchant                   Wireless                Broadband

Distribution         Credit Card Companies      RBOCs                      Wireless Carriers       DSL Providers
 Network                                                                                           RBOCs
                                                                                                   CLECs

                     Web Portals                Credit Card Companies      Wireless Device         Cable Companies
                                                                           Manufacturers
                     Enterprises                Local Media                                        Satellite
                                                Merchant Banks

The Vision

     Fundamentally changing the way people worldwide will communicate, access information, conduct commerce and otherwise manage their lives on multiple platforms.

Who Uses InfoSpace?

 .  abc.com

 .  ALLTEL

 .  America Online

 .  AT&T

 .  Bank of America

 .  Bell Atlantic

 .  BellSouth

 .  CBS

 .  China Unicom

 .  Disney

 .  DowJones

 .  Go.com

 .  GTE

 .  Lycos

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 .  Motorola

 .  msn

 .  NBCi

 .  Netscape Netcenter

 .  OfficeMax

 .  SBC

 .  Ticketmaster Online

InfoSpace Overview

     Platform of choice for wireless devices and websites

 . More than 20 wireless carriers with InfoSpace more than 88% market share in United States

   . 9 carriers have already launched including Verizon, AT&T, ALLTEL, AirTouch, VoiceStream, GTE, USWest, Vodafone Australia and Austria One

   .  SBC being launched in Q4

 .  More than 3,100 Web sites with access to 92% of all Internet users

     Platform of choice for merchant services

 . All 5 regional Bell operating companies with more than 600,000 local merchants using our services

 . Leading merchant banks such as American Express and Bank of America provide these services to their local merchants

Go2Net Overview

 . Leading provider of applications and infrastructure technologies to broadband and narrowband devices

 . Broadband-ready applications - finance, games, search, payment processing platform, etc.

 .  Significant merchant network

 .  Most widely used payment processing platform

 .  Robust and scalable technology platform

Why Go2Net!

 .  Creates the first, private label cross-platform solutions provider

 .  Creates the largest end-to-end merchant network

 . Delivers the most widely used payment processing platform for exploding commerce opportunities

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 .  Gives leading position in broadband with key MSO and other broadband partnerships (allegiancetelecom, inc., digeo, Charter Communications, RCN and HSA)

 . Provides the premier multi-player gaming platform with strategic relationships (killer application for broadband and wireless)

 . Additional applications expand market opportunities (search, finance, merchant solutions, etc.)

 .  Significantly accretive to EPS and all financial metrics

Platform Ubiquity

     Voice (VXML, VoxML or others), SMS (scheduled or triggered push to legacy phones, 2-way), TV (interactive TVs), satellite (DirecTV, Gilat Satellite) HDML (existing SmartPhones), PDA browsers (Palm OS and WinCE devices), Palm VII (the wireless Palm), new devices (web appliances, etc.), cable modems, HTML (PC Web), DSL, WAP, and 2.5G/3G (next generation SmartPhones)

Strong Financial Position and Outlook

 .  Immediately accretive to all financial metrics - [$x.xx to 2001 EPS]

 .  Projected revenues of more than [$350 million] in 2001 pre-synergies

 .  Transaction accelerates revenue growth opportunities

 .  Highly diversified recurring revenue streams

 .  Continued margin expansion

 .  Significant profitability

 .  War chest of $450 million in cash

Summary

 .  Build the global infrastructure powerhouse for the future

 . Structure interdependent relationships with blue-chip partners such as wireless carriers, DSL providers, merchants, cable providers, etc.

 . Provide private label, end-to-end integrated solutions for infrastructure services on existing networks and next generation broadband networks

 .  Identify and attack new markets

 .  Continue global expansion

 .  Continue to innovate and integrate new features into the platform

 .  Enhance long-term shareholder value with a highly profitable business model

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     Investors and security holders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information about the transaction. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by InfoSpace and Go2Net. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed with the Commission at the

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Commission's Web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from InfoSpace or Go2Net.

     InfoSpace and its executive officers and directors may be deemed to be participants in the solicitation of proxies from InfoSpace's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in InfoSpace's Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 25, 2000. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from InfoSpace.

     Go2Net and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Go2Net with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Go2Net's Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on January 28, 2000. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from Go2Net.

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